OMB APPROVAL
                                                 OMB Number:          3235-0145
                                                 Expires:     February 28, 2009
                                                 Estimated average burden
                                                 hours per response. . . . 10.4


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.  )*

                           G-III Apparel Group, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36237H101
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2010
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS
FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 5 pages

CUSIP No. 36237H101

------------------------------------------------------------------------------
 1.  Names of Reporting Persons. Century Capital Management LLC

     I.R.S. Identification Nos. of above persons (entities only). 65-1214946
------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
------------------------------------------------------------------------------
 3.  SEC Use Only

------------------------------------------------------------------------------
 4.  Citizenship or Place of Organization    Delaware

------------------------------------------------------------------------------
Number of Shares  5. Sole Voting Power  376,390
Beneficially by   ------------------------------------------------------------
Owned by Each     6. Shared Voting Power  0
Reporting         ------------------------------------------------------------
Person With:      7. Sole Dispositive Power  972,340
                  ------------------------------------------------------------
                  8. Shared Dispositive Power   0
------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person 972,340


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A


11. Percent of Class Represented by Amount in Row (9) 5.04%


------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions) IA


------------------------------------------------------------------------------


                               Page 2 of 5 pages

ITEM 1.

   (a)  Name of Issuer   G-III Apparel Group, Ltd.

   (b)  Address of Issuer's Principal Executive Offices

                512 Seventh Avenue
                New York, NY 10018

ITEM 2.

   (a)  Name of Person Filing   Century Capital Management LLC

   (b)  Address of Principal Business Office or, if none, Residence

                100 Federal St. 29th Floor
                Boston, MA 02110

   (c)  Citizenship   Delaware

   (d)  Title of Class of Securities   Common Stock

   (e)  CUSIP Number   36237H101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

   (a)[ ]Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).

   (b)[ ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).

   (d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

   (e)[x]An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

   (f)[ ]An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

   (g)[ ]A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

   (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                               Page 3 of 5 pages

   (j)[ ]Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 972,340
                              --------

(b) Percent of class: 5.04%
                     ---------

(c) Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote 376,390
                                                  ---------

      (ii) Shared power to vote or to direct the vote   0
                                                     --------

      (iii) Sole power to dispose or to direct the disposition of 972,340
                                                                 --------

      (iv) Shared power to dispose or to direct the disposition of   0
                                                                  --------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     The securities as to which this Schedule is filed by Century Capital Management, in its capacity as investment adviser, are owned of record by clients of Century Capital Management. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

                               Page 4 of 5 pages

    The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 9, 2011
                                    -------------------------------------------
                                                        Date

                                    /s/ Julie A. Smith
                                    -------------------------------------------
                                                      Signature

                                    Julie A. Smith, Chief Financial Officer
                                    -------------------------------------------
                                                      Name/Title



                               Page 5 of 5 pages